Exhibit 99.3

SCOTT WILSON RPA	www.scottwilson.com

CHRISTOPHER MORETON

     I, Christopher Moreton, Ph.D., P. Geo., as an author of this report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” prepared for New Gold Inc. and dated February 16, 2010, do hereby certify that:

1.	I am Senior Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of the University of Southampton in 1981 with a B.Sc. degree in Geology, the University of Newfoundland in 1984 with a M.Sc. degree in Geology and the University of New Brunswick in 1994 with a Ph.D. degree in Geology.

3.

I am registered as a Professional Geologist in the provinces of Ontario (Reg.#1229) and New Brunswick (Reg.#M5484). I have worked as a geologist for more than 20 years since my graduation. My relevant experience for the purpose of the Technical Report is:

• Review and report as a consultant on numerous exploration and mining projects for due diligence and regulatory requirements

• Extensive experience with structurally controlled gold deposits in Canada and worldwide

• Gemcom block modelling expertise

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Cerro San Pedro Mine on April 21-23, 2009.

6.	I am responsible for the preparation of Sections 7 to 15 and 17 and collaborated with my co-authors on Sections 1 through 6, 20 and 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43- 101F1.

New Gold Inc. – Cerro San Pedro Mine	Page 24-3
Technical Report NI 43-101 – February 16, 2010

SCOTT WILSON RPA	www.scottwilson.com

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 16th day of February, 2010

(Signed & Sealed)

Christopher Moreton, Ph.D., P.Geo.

New Gold Inc. – Cerro San Pedro Mine	Page 24-4
Technical Report NI 43-101 – February 16, 2010